20009113

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/19** (MM/DD/YY) AND ENDING **03/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert C. Duncan Accountancy Corporation
(Name – if individual, state last, first, middle name)

3009 Douglas Blvd., Suite 100	**Roseville**	**California**	**95661**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
JUL 07 2020
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control numbe[redacted]

Oath or Affirmation

I, Kevin Smith, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this Certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

President

Title

JURAT

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 29th **day of** June**, 20**20**, by** Kevin Smith **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Notary Public

SHRUTI BHALLA
COMM # 2289547
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 18, 2023

(Seal)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Borrowings Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☒ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☒ (l) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation

Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seedchange Execution Services Inc. (the "Company") as of March 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility

The Company's Management is responsible for the preparation and fair presentation of these financial statements. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seedchange Execution Services Inc. as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof and consequently

3009 Douglas Blvd., Suite 100
Roseville, CA 95661

916.797.7436 Phone
916.797.7436 Facsimile

Schedules II, and III do not provide the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Robert C. Duncan Accountancy Corporation
Roseville, California
June 25, 2020

Seedchange Execution Services Inc.

Statement of Financial Condition
March 31, 2020

Assets		
Cash and Cash Equivalents	$	159,515
Accounts Receivable, net of allowance		221,705
Prepaid Expenses		267
Total Assets	$	381,487
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	17,548
Commissions Payable		199,749
Total Liabilities	$	217,297
Stockholder's Equity		
Common Stock; $.0001 par value, 100 shares issued and outstanding	$	1
Additional Paid-in Capital		66,479
Accumulated Deficit		97,710
Total Stockholder's Equity	$	164,190
Total Liabilities and Stockholder's Equity	$	381,487

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Seedchange Execution Services Inc. (the "Company") was incorporated under the laws of the State of Delaware on May 8, 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is registered (having registered on September 6, 2013) with the Securities and Exchange Commission ("SEC") in the United States as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The U.S. dollar is the functional currency of the Company.

The primary purpose of the Company is to engage in the marketing and sale to accredited investors and qualified institutional buyers of securities issued by companies and the marketing of securities issued by private funds to qualified institutional buyers and accredited investors. The Company receives compensation directly for such marketing and sales efforts to qualified institutional buyers and accredited investors.

Basis of Accounting:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-20 14-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all

equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease of twelve months or more.

Cash and cash equivalents: Cash and cash equivalents include certain highly liquid instruments with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition: Placement agent fees are earned primarily from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned in conjunction with the terms of a written fee contract or successful private placement. The Company did earn placement agent, referral, and financial advisory fees from successful services rendered during the year ended March 31, 2020.

In May 2014, FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-Q9. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Accounts receivable: Accounts receivable are valued and reported at net realizable value under the direct write-off method. Accounts written off were considered necessary because probable uncollection of accounts are material. As of March 31, 2020, the Company had an allowance for uncollectible receivables of $28,000 and recorded $38,000 as bad debt expense included in other expenses.

Income taxes: The Company is incorporated under the laws of the United States. The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criterion is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets, the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with the Parent, whereby the Parent has agreed to provide services to the Company. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. To the extent that the Parent has incurred expenses on behalf of the Company, the Company's results of operations and financial position could differ from those that would have been obtained were the entities autonomous.

Note 3. Risk Concentration

For the year ended March 31, 2020, 82.4% of the Fee income was earned from six clients. The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not use any derivative or other off-balance sheet financial instruments during the year ended March 31, 2020. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended March 31, 2020 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

Fair Value Measurements. The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of March 31, 2020 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended March 31, 2020.

Fair Value Option. FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 5. Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company recognized $84,987 net income for the year ended March 31, 2020.

At March 31, 2020 the Company has no material deferred tax assets or liabilities. The Company has $145,975 of federal and state net operating loss available for use in the future. Previously, $403,969 net operating losses were generated by the Parent and allocated to the Company based on California state tax rules and therefore are not recorded on the financial statements under the separate return method. Income tax expense is included as a capital contribution as tax payments are made by the Parent.

The Company is subject to federal and state examinations by the tax authorities for all years.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be low.

Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 25, 2020, the date the financial statements were issued. No material subsequent events occurred that would require disclosure in this report as March 31, 2020.

Note 8. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to or greater than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid where the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company had net capital of approximately $141,967 which exceeded requirements by approximately $127,481.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmit all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Schedule II

Seedchange Execution Services Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2020

For the year ended March 31, 2020, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
Seedchange Execution Services Inc.
415 Jackson Street, Suite B
San Francisco, California 94111

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Seedchange Execution Services Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board, United States ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert C Duncan Accountancy Corporation

Robert C Duncan Accountancy Corporation
Roseville, California
June 25, 2020